FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AZN harmonises listing structure

29 September 2025

AstraZeneca to harmonise its listing structure across the London Stock Exchange, Nasdaq Stockholm and New York Stock Exchange

Harmonisation of listing structure requires a direct listing of AstraZeneca shares on the NYSE in place of existing US ADRs

AstraZeneca continues to be listed, headquartered and tax resident in the UK

AstraZeneca plans to harmonise its share listing structure to deliver a global listing for global investors in a global company. The Board of AstraZeneca is recommending to shareholders a Harmonised Listing Structure for the Company's ordinary shares across the London Stock Exchange (LSE), Nasdaq Stockholm (STO) and the New York Stock Exchange (NYSE).

This requires upgrading AstraZeneca's existing US equity listing by way of a direct listing of AstraZeneca ordinary shares on the NYSE, replacing the existing US listing of AstraZeneca ADRs on Nasdaq. Following implementation of the Harmonised Listing Structure, shareholders will be able to trade their interests in AstraZeneca ordinary shares across the LSE, STO and NYSE.

Michel Demaré, Chair, AstraZeneca said: "Today we set out our proposed harmonised listing structure which will support our long-term strategy for sustainable growth, while remaining headquartered in the UK and listed in London, Stockholm and New York. Enabling a global listing structure will allow us to reach a broader mix of global investors and will make it even more attractive for all our shareholders to have the opportunity to participate in AstraZeneca's exciting future."

AstraZeneca's scientific and commercial achievements have been underpinned by its continuous adaptation to a rapidly changing and dynamic industry environment, including diversifying its access paths to capital markets. The US has the world's largest and most liquid public markets by capitalisation, and the largest pool of innovative biopharma companies and investors. The Board is determined to ensure that the AstraZeneca Group has the flexibility to access the broadest available pool of capital, including in the US, which today's announcement will make possible.

The Harmonised Listing Structure will not change AstraZeneca's current status as a UK listed, headquartered and tax resident company which will continue to be included in the FTSE 100 index and the OMX Stockholm 30 index. The Company will remain bound by applicable UK governance principles and standards (including the Companies Act 2006 and the UK Corporate Governance Code) following the implementation of the Harmonised Listing Structure.

A Circular incorporating a notice of General Meeting and containing further details regarding the proposed Harmonised Listing Structure has been published on the Company's website at https://www.astrazeneca.com/investor-relations/shareholder-information.html#2025-0 and will shortly be made available to shareholders and persons with information rights ahead of the general meeting of the Company to be held on Monday 3 November 2025 at  2:30 p.m. (GMT). Full details and joining instructions are set out in the Circular.

Copies of the following documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism:

●       Circular and notice of General Meeting;
●       Form of Proxy for the General Meeting;
●       the Company's existing articles of association, marked up to show the proposed changes; and
●       the Company's proposed new articles of association.

Cautionary statement regarding forward-looking statements

This document contains certain forward-looking statements, including, among other things, statements about the expected impact of the Harmonised Listing Structure on AstraZeneca and shareholders of AstraZeneca. Although the AstraZeneca Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the AstraZeneca Group undertakes no obligation to update these forward-looking statements. The AstraZeneca Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends', 'will' and similar expressions in such statements.

Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the AstraZeneca Group's control, include, among other things: the risk of failure or delay in delivery of pipeline or launch of new medicines; the risk of failure to meet regulatory or ethical requirements for medicine development or approval; the risk of failures or delays in the quality or execution of the AstraZeneca Group's commercial strategies; the risk of pricing, affordability, access and competitive pressures; the risk of failure to maintain supply of compliant, quality medicines; the risk of illegal trade in the AstraZeneca Group's medicines; the impact of reliance on third-party goods and services; the risk of failure in information technology or cybersecurity; the risk of failure of critical processes; the risk of failure to collect and manage data and artificial intelligence in line with legal and regulatory requirements and strategic objectives; the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce; the risk of failure to meet our sustainability targets, regulatory requirements and stakeholder expectations with respect to the environment; the risk of the safety and efficacy of marketed medicines being questioned; the risk of adverse outcome of litigation and/or governmental investigations; intellectual  property risks related to the AstraZeneca Group's products; the risk of failure to achieve strategic plans or meet targets or expectations; the risk of geopolitical and/or macroeconomic volatility disrupting the operation of our global business; the risk of failure in internal control, financial reporting or the occurrence of fraud; and the risk of unexpected deterioration in the AstraZeneca Group's financial position.

Notes

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca. The contents of AstraZeneca's website do not form part of this document and no one should rely on such websites or the contents thereof in reading this document.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 September 2025

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary